UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                       ANCHOR GLASS CONTAINER CORPORATION
                                (Name of Company)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    033038209
                                 (CUSIP Number)

                                 IRIS B. ROSKEN
                       CARL MARKS MANAGEMENT COMPANY, L.P.
                              135 EAST 57TH STREET
                             NEW YORK, NY 10022-2032
                            TEL. NO.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  MAY 30, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      -----------------------------
03308209                                                           Page  2 of 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl Marks Strategic Investments, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER
           SHARES
     BENEFICIALLY OWNED                    848,319
      BY EACH REPORTING             --------------------------------------------
           PERSON                   8      SHARED VOTING POWER
            WITH
                                           0
                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           848,319
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  848,319
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.91%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
03308209                                                           Page  3 of 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl Marks Strategic Investments II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER
           SHARES
     BENEFICIALLY OWNED                    511,372
      BY EACH REPORTING             --------------------------------------------
           PERSON                   8      SHARED VOTING POWER
            WITH
                                           0
                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           511,372
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  511,372
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.81%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
03308209                                                           Page  4 of 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl Marks Management Company, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER
           SHARES
     BENEFICIALLY OWNED                    1,359,691
      BY EACH REPORTING             --------------------------------------------
           PERSON                   8      SHARED VOTING POWER
            WITH
                                           0
                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           1,359,691
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,359,691
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.79%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
03308209                                                           Page  5 of 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Andrew M. Boas
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER
           SHARES
     BENEFICIALLY OWNED                    25,796
      BY EACH REPORTING             --------------------------------------------
           PERSON                   8      SHARED VOTING POWER
            WITH
                                           1,379,051
                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           25,796
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           1,379,051
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,404,847
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.55%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
03308209                                                           Page  6 of 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert C. Ruocco
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER
           SHARES
     BENEFICIALLY OWNED                    2,305
      BY EACH REPORTING             --------------------------------------------
           PERSON                   8      SHARED VOTING POWER
            WITH
                                           1,359,691
                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           2,305
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           1,359,691
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,361,996
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.83%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
03308209                                                           Page  7 of 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James F. Wilson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER
           SHARES
     BENEFICIALLY OWNED                    0
      BY EACH REPORTING             --------------------------------------------
           PERSON                   8      SHARED VOTING POWER
            WITH
                                           1,359,691
                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           0
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           1,359,691
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,359,691
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.79%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
03308209                                                           Page  8 of 12
-----------------------------                      -----------------------------

                  This Amendment No. 1 (this "Statement") relates to the beneficial ownership of Common Stock, par value $.10 per share (the "Common Stock"), of Anchor Glass Container Corporation, a Delaware corporation (the "Company") and amends the Schedule 13D (the "Schedule 13D") filed on April 6, 2001 by (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership (the "Partnership"), (ii) Carl Marks Strategic Investments II, L.P., a Delaware limited partnership ("Partnership II"), (iii) Carl Marks Management Company, L.P., a Delaware limited partnership and the sole general partner of each of the Partnership and Partnership II (the "General Partner"), and (iv) Andrew M. Boas ("Boas"), Robert C. Ruocco ("Ruocco") and James F. Wilson ("Wilson"), the three general partners of the General Partner (collectively, the "Reporting Persons"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

                  ITEM 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is hereby amended to add the following at the end thereof:

                  On May 30, 2001, the Partnership and Partnership II received additional distributions with respect to their Notes from the Anchor Liquidating Trust pursuant to the terms of Old Anchor's Plan of Reorganization. On May 31, 2001, Boas received an additional distribution from the Anchor Liquidating Trust with respect to his Notes. These distributions consisted in part of Common Stock and Series A Preferred Stock. Ruocco and the Carl Marks Foundation, Inc. (the "Foundation") are expected to receive shortly additional distributions, consisting in part of Common Stock and Series A Preferred Stock, which have been included in this Statement.

                  ITEM 5 of the Schedule 13D, "Interest in Securities of the Company," is hereby amended and restated in its entirety to read as follows:

                  (a) - (b) As of the date hereof, the Partnership owns 848,319 shares of Common Stock (which includes shares of Series A Preferred Stock owned

-----------------------------                      -----------------------------
03308209                                                           Page  9 of 12
-----------------------------                      -----------------------------


by the Partnership), which constitutes 23.91% of the Company's issued and outstanding shares of Common Stock (assuming conversion of all of the Partnership's Series A Preferred Stock and the exercise of all of the Partnership's Warrants and based on the 2,757,074 issued and outstanding shares of Common Stock as of April 30, 2001 reported by the Company in its Form 10Q filed on May 15, 2001); has sole voting power with respect to 848,319 shares of Common Stock; and has sole dispositive power with respect to 848,319 shares of Common Stock.

                  As of the date hereof, Partnership II owns 511,372 shares of Common Stock (which includes shares of Series A Preferred Stock owned by Partnership II), which constitutes 15.81% of the Company's issued and outstanding shares of Common Stock (assuming conversion of all of Partnership II's Series A Preferred Stock); has sole voting power with respect to 511,372 of shares of Common Stock; and has sole dispositive power with respect to 511,372 shares of Common Stock.

                  The General Partner, in its capacity as general partner of the Partnership and Partnership II, may be deemed to own beneficially 1,359,691 shares of Common Stock (which includes shares of Series A Preferred Stock owned by the Partnership and Partnership II), which constitute approximately 33.79% of the outstanding Shares (assuming conversion of all of the Series A Preferred Stock owned by the Partnership and Partnership II); have sole voting power with respect to 1,359,691 shares of Common Stock; and have sole dispositive power with respect to 1,359,691 shares of Common Stock.

                  Wilson, in his capacity as general partner of the General Partner, may be deemed to own beneficially 1,359,691 shares of Common Stock (which includes shares of Series A Preferred Stock owned by the Partnership and Partnership II),

-----------------------------                      -----------------------------
03308209                                                           Page 10 of 12
-----------------------------                      -----------------------------


which constitute approximately 33.79% of the outstanding Shares (assuming conversion of all of the Series A Preferred Stock owned by the Partnership and Partnership II); have shared voting power with respect to 1,359,691 shares of Common Stock; and have shared dispositive power with respect to 1,359,691 shares of Common Stock.

                  Boas may be deemed to own beneficially 1,404,847 shares of Common Stock (which includes shares of Series A Preferred Stock owned by the Partnership, Partnership II, CMF and Boas directly): 1,359,691 shares of Common Stock in his capacity as general partner of the General Partner, 19,360 shares of Common Stock in his capacity as control person of the Foundation, and 25,796 shares of Common Stock owned directly. These shares constitute approximately 34.55% of the outstanding Shares (assuming conversion of all of the Series A Preferred Stock owned by the Partnership, Partnership II, CMF and Boas directly). Boas may be deemed to have sole voting power with respect to 25,796 shares of Common Stock; have shared voting power with respect to 1,379,051 shares of Common Stock; have sole dispositive power with respect to 25,796 shares of Common Stock; and have shared dispositive power with respect to 1,379,051 shares of Common Stock.

                  Ruocco may be deemed to own beneficially 1,361,996 shares of Common Stock (which includes shares of Series A Preferred Stock owned by the Partnership, Partnership II and Ruocco directly): 1,359,691 shares of Common Stock in his capacity as general partner of the General Partner and 2,305 shares of Common Stock owned directly. These shares constitute approximately 33.83 % of the outstanding Shares (assuming conversion of all of the Series A Preferred Stock owned by the Partnership, Partnership II and Ruocco directly). Ruocco may be deemed to have sole voting power with respect to 2,305 shares of Common Stock; have

-----------------------------                      -----------------------------
03308209                                                           Page 11 of 12
-----------------------------                      -----------------------------


shared voting power with respect to 1,359,691 shares of Common Stock; have sole dispositive power with respect to 2,305 shares of Common Stock; and have shared dispositive power with respect to 1,359,691 shares of Common Stock.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

-----------------------------                      -----------------------------
03308209                                                           Page 12 of 12
-----------------------------                      -----------------------------


SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CARL MARKS STRATEGIC
                                   INVESTMENTS, L.P.


                              By:  Carl Marks Management Company,
                                   L.P., its general partner

                                   By:  /s/ Robert C. Ruocco
                                        ---------------------------------------
                                        Name:  Robert C. Ruocco
                                        Title: General Partner


                              CARL MARKS STRATEGIC
                                   INVESTMENTS II, L.P.


                              By:  Carl Marks Management Company,
                                   L.P., its general partner

                                   By:  /s/ Robert C. Ruocco
                                        ---------------------------------------
                                        Name:  Robert C. Ruocco
                                        Title: General Partner


                              CARL MARKS MANAGEMENT
                                   COMPANY, L.P.


                              By:  /s/ Robert C. Ruocco
                                   --------------------------------------------
                                   Name:  Robert C. Ruocco
                                   Title: General Partner


                              /s/ Andrew M. Boas
                              -------------------------------------------------
                              ANDREW M. BOAS


                              /s/ Robert C. Ruocco
                              -------------------------------------------------
                              ROBERT C. RUOCCO


                              /s/ James F. Wilson
                              -------------------------------------------------
                              JAMES F. WILSON